SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

George Karageorgiou

c/o Stelinvest Corp.

Status Center

2A Areos Str.

Vouliagmeni, 16671

Athens, Greece

Tel: 011 30 210 967 1019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.V8726M103	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelshi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	As a result of the matters described under Item 4 of this Amendment No. 23 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelphi Holding Ltd. (“Stelphi”) and Polys Haji-Ioannou (“Polys”). If the Reporting Persons, Polys and Stelphi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelphi and Polys, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the Securities and Exchange Commission on October 15, 2004.

CUSIP No.V8726M103	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelios Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) See the originally filed Schedule 13D and Amendment Nos. 1 and 2 thereto.	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As a result of the matters described under Item 4 of this Amendment No. 23 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelphi Holding Ltd. (“Stelphi”) and Polys Haji-Ioannou (“Polys”). If the Reporting Persons, Polys and Stelphi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelphi and Polys, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the Securities and Exchange Commission on October 15, 2004.

CUSIP No. V8726M103	Page 4 of 7

This statement constitutes Amendment No. 23 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 22, the “Schedule 13D”) on behalf of Stelshi Holding Ltd. (“Stelshi”), a Liberian corporation, and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and, together with Stelshi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share, (the “Shares”) of Stelmar Shipping Ltd. (“Stelmar” or the “Company”), a Liberian corporation. Capitalized terms not defined in this Amendment No. 23 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 16, 2004, Stelios issued a press release, a copy of which is attached hereto as Exhibit A, announcing that if the Fortress Merger is rejected and his call for the resignation for Nicholas Hartley, Peter Goodfellow and Stamatis Molaris of the Board of Directors of Stelmar is heeded, he would be prepared to join the Board of Directors as interim Chairman to oversee a new auction process without remuneration.

On November 16, 2004, prior to the November 16 Special Meeting of the Shareholders of Stelmar held in New York, New York (the “Special Meeting”), Stelios held a press conference (the “Press Conference”) at which he described his views with respect to the Fortress Merger and other related matters. Following the Special Meeting, on November 16, 2004, Polys Haji-Ioannou (“Polys”) and Stelios issued a press release (the “November 16 Press Release”), a copy of which is attached hereto as Exhibit B, announcing that the independent inspectors of election at the Special Meeting stated that based on preliminary results, Stelmar Shareholders did not approve the Fortress Merger. At the Press Conference, Stelios distributed to members of the press and various Shareholders a power-point presentation, a copy of which is attached hereto as Exhibit C, and a transcript of a portion of the September 20, 2004 conference call held by Stelmar, during which Mr. Molaris indicated a preference for cash purchasers, a copy of which is attached hereto as Exhibit D. In connection with the November 16 Press Release, Stelios and Polys released four photographs taken at the Press Conference, copies of which are attached below:

After the Special Meeting on November 16, 2004, Stelios met with the four outside directors to discuss the terms under which he would consider joining the Board of Directors.

On November 17, 2004, Stelios issued a press release, a copy of which is attached hereto as Exhibit F, commenting on the results of the Special Meeting at which the proposed Fortress Merger was defeated by a failure to obtain the required authorization of Stelmar Shareholders.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing activities may be taken by some or all of the Reporting Persons.

CUSIP No. V8726M103	Page 5 of 7

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is supplemented as follows:

(a)–(b)

The Reporting Persons, along with Polys and Stelphi Holding Ltd. (“Stelphi”), of which Polys is sole shareholder, may be deemed to be members of a “group” for purposes of Rule 13d-5(b)(1) of the Act. The November 16 Press Release may be deemed an agreement by Stelios and Polys to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Stelmar pursuant to Rule 13d-5(b)(1) of the Act, and, accordingly, may result in the formation of a group, for purposes of Sections 13(d) and 13(g) of the Act, of all equity securities of Stelmar beneficially owned by any such persons. The Reporting Persons would, as a group with Polys and Stelphi, beneficially own the amount of Shares and the percentage of the Shares as set forth on the cover page of this Amendment No. 23 to the Schedule 13D. The Reporting Persons expressly declare that neither the filing of this Amendment No. 23 to the Schedule 13D nor any of the information contained herein shall be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of all of the securities described in footnote (1) on the cover page of this Amendment No. 23 to the Schedule 13D, other than those securities listed in row 11 on the cover page, or that they have formed or are a member of any such group. Information with respect to the beneficial ownership of the Shares of Stelmar by Polys and Stelphi and related information should be contained in the Schedule 13D, as amended, filed or to be filed by Polys and Stelphi.

Item 7. Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelshi and Stelios is filed as an exhibit to Amendment No. 14 to the Schedule 13D and is incorporated by reference herein. A Power of Attorney authorizing George Charalambous to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) and other documents on behalf of Stelios in any and all capacities is filed as an exhibit to Amendment No. 15 to the Schedule 13D and is incorporated by reference herein. For future reference, a Power of Attorney authorizing Stelios Haji-Ioannou to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) and other documents on behalf of George Charalambous in any and all capacities is filed as an Exhibit E to this Amendment No. 23 to the Schedule 13D.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
A	Press Release of Stelios, dated November 16, 2004.

B	Press Release of Stelios and Polys, dated November 16, 2004.

C	Power point presentation distributed at the Press Conference held on November 16, 2004.

D	Transcript distributed at the Press Conference held on November 16, 2004.

E	Power of Attorney from George Charalambous to Stelios, dated November 15, 2004.

F	Press Release of Stelios, dated November 17, 2004.

CUSIP No. V8726M103	Page 6 of 7

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2004

STELSHI HOLDING LTD.

By:	/s/ George Charalambous
George Charalambous
Director

/s/ George Charalambous
George Charalambous
Attorney-in-fact for Stelios Haji-Ioannou

CUSIP No. V8726M103	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	Press Release of Stelios, dated November 16, 2004.	Filed herewith

B	Press Release of Stelios and Polys, dated November 16, 2004.	Filed herewith

C	Power point presentation distributed at the Press Conference held on November 16, 2004.	Filed herewith

D	Transcript distributed at the Press Conference held on November 16, 2004.	Filed herewith

E	Power of Attorney from George Charalambous to Stelios, dated November 15, 2004.	Filed herewith

F	Press Release of Stelios, dated November 17, 2004.	Filed herewith